UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 09, 2017

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter Results,” dated November 9, 2017.

Exhibit

1.	Press Release dated November 9, 2017

Textainer Group Holdings Limited

Reports Third-Quarter Results

HAMILTON, Bermuda – (BUSINESS WIRE) – November 9, 2017 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, reported third-quarter 2017 results.

Financial and Business Summaries

•	Business environment continues to rebound. Lease rental income increased $3.4 million (or 3.1 percent) from the prior quarter to $112.2 million for the quarter;
•	Gain on sale of containers, net increased $2.1 million (or 35.6 percent) from the prior quarter to $8.0 million for the quarter, reflecting the continued improvement in resale prices;
•

Net income attributable to Textainer Group Holdings Limited common shareholders of $18.5 million for the quarter, or $0.32 per diluted common share, an increase of $27.8 million from the prior quarter;

•	Adjusted net income(1) of $18.6 million for the quarter, or $0.33 per diluted common share, an improvement of $19.8 million from the prior quarter;
•	Increased adjusted EBITDA(1) of $100.6 million for the quarter, an improvement of $9.4 million (or 10.3 percent) from the prior quarter;
•	Utilization averaged 96.7 percent for the quarter and is currently at 97.2 percent, an improvement of 40 basis point over the prior quarter average; and
•	Approximately $500 million of capex year-to-date in 2017.

“We are excited about the significant improvements in our financial performance and favorable overall market conditions.  The positive trends reported previously continued with sequential improvements in lease revenue, gain on container sales, and direct container expense.  Our third quarter results mark a return to profitability which we expect to continue going forward. With Hanjin behind us and our refinancings completed, we are well positioned to take advantage of the attractive market environment,” stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“Utilization continues to rise.  Rental rates and container prices are holding at their highest levels in many years. Cash-on-cash returns on new dry freight term leases have remained strong with longer lease terms and Asia-focused return schedules, which in turn lift rental rates for depot containers and lease renewals. New container prices have remained relatively stable in the range of $2200 to $2300 per CEU, further supporting rental rates.

“We continued our strong capex investing approximately $500 million year-to-date. Over 70% of our new containers have either been leased-out or committed to be picked-up once manufactured. As these new containers have been and will be going on lease largely during the second half of the year, the impact on our results is not yet apparent and will be seen in the coming quarters.  We project that containers leased at today’s rates will provide returns-on-equity in the mid-teens,” continued Mr. Brewer. “Resale values for used containers continued their sustained improvement, as evidenced by the increased gain on container sales and reversal of previously recorded impairments.”

Key Financial Information (in thousands except for per share and TEU amounts):

	QTD			YTD
	Q3 2017	Q2 2017	Q3 2016 (*)	Q3 2017	Q3 2016 (*)
Lease rental income	$112,195	$108,779	$110,905	$328,591	$353,718
Total revenues	$125,600	$119,247	$120,375	$361,534	$376,036
Income (loss) from operations	$45,005	$33,512	$(39,345)	$98,556	$16,427
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,481	$(9,353)	$(46,735)	$2,154	$(52,351)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.32	$(0.16)	$(0.83)	$0.04	$(0.93)
Adjusted net income (loss) (1)	$18,635	$(1,195)	$(53,117)	$8,373	$(44,558)
Adjusted net income (loss) per diluted common share (1)	$0.33	$(0.02)	$(0.94)	$0.15	$(0.79)
Adjusted EBITDA (1)	$100,606	$91,210	$67,236	$273,928	$258,685
Average fleet utilization	96.7%	96.3%	95.4%	96.0%	94.9%
Total fleet size at end of period (TEU)	3,202,140	2,992,040	3,195,443
Owned percentage of total fleet at end of period	77.2%	81.3%	81.7%

(*) Certain amounts for the period ended September 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net.

“Adjusted net income (loss)” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income (loss)” is defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before charges to write-off of unamortized deferred debt issuance costs and bond discounts, unrealized (gains) losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax (benefit) expense and net income (loss) attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, the write-off of unamortized deferred debt issuance costs and bond discounts, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax (benefit) expense, net income (loss) attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Third-Quarter Results

Textainer’s third quarter results benefited from higher lease rental income due to higher utilization and an increase in the size of our owned fleet. Direct container expense decreased $4.7 million from the prior year quarter due to the increase in utilization and decreases in repositioning expense and repair and recovery costs from the Hanjin bankruptcy.

Gain on sale of containers, net was $8.0 million for the current quarter compared to $2.2 million for the prior year quarter. The $5.8 million increase was primarily due to an increase in average sales proceeds per unit, partially offset by a decrease in volume of sales.

Container impairment was $2.0 million for the current quarter compared to $43.7 million for the prior year quarter. The $41.7 million decrease was primarily due to a decrease in impairments to write down the value of containers held for sale to their estimated fair value and a $22.1 million impairment from the Hanjin bankruptcy for the prior year quarter.

We evaluate the estimated future residual values and monitor the sales prices and useful lives of our containers on an ongoing basis. As a result, we increased the estimated future residual value of certain container types effective July 1, 2017 as follows:

	Estimated Residual Values
Container types	Prior July 1, 2017	Effective July 1, 2017	Change
20' standard containers	$950	$1,000	$50
40' standard containers	$1,150	$1,200	$50
40' high cube containers	$1,300	$1,350	$50

“Following the sharp and sudden rebound in sales prices, we reviewed our depreciation policy and increased residual values on each of our three primary dry container types.  This change decreased depreciation expense by $3.6 million during the third quarter,” commented Hilliard C. Terry, III, Executive Vice President and Chief Financial Officer of Textainer Group Holding Limited.  “Last year we reduced residual values after a prolonged period of declining sales prices; however, the significant reversal in the market caused us to reassess our residual values.  The changes we’ve made better reflect our long-term view of used container prices over the cycle. Our residual values remain equal to, or lower than, our public peers.”

Bad debt expense was $17.3 million lower in the third quarter mainly due to a $17.1 million provision for the Hanjin bankruptcy in the prior year quarter with no comparable provision recorded in the current quarter. These benefits were partially offset by a $6.4 million increase in interest expense including hedging costs primarily due to higher amortization of deferred debt issuance costs and a repricing of interest margins back to market rates in some of our debt facilities.

“During the quarter, we recorded a tax benefit of $4.8 million, in spite of recording net income for the quarter.  Our tax rate is affected by items such as tax rates in various jurisdictions, the relative amounts of income we earn in those jurisdictions and discrete items that occur in any given period.  We expect the tax benefit recorded in the third quarter to be largely offset by an almost equivalent tax expense in the fourth quarter,” concluded Mr. Terry.

Outlook

“We are very optimistic about the outlook for both Textainer and our industry.  The manufacturers are full through November.  Production during the winter will be constrained due to the difficulty in applying water-born paint in cold temperatures.  Steel prices may strengthen due in part to enforcement of pollution regulations in China leading to the closure of some steel producers.  For these reasons, we do not expect new container prices to decline over the coming quarters,” continued Mr. Brewer.  “The inventory of new containers at factories is approximately 400,000 TEU which we consider reasonable given the current outlook for demand and production.  With utilization at such high levels, worldwide depot inventory is also very low.

“We expect rental rates to remain around current levels given the disciplined ordering of new containers by lessors and shipping lines and the constraints on new container production. Sales prices should remain around today’s levels because the quantity of containers being put to sale is limited due to high utilization at lessors and shipping lines.

“Over the coming years, we will benefit not just from the projected continued strong growth in container trade but also from revenue upside from lease repricing.   Leases maturing in 2018 have average rates of $0.56 per CEU per day and this figure declines to $0.36 per CEU per day by 2021.  These rates are well below current new and depot container rental rates.  If current market conditions continue, as these leases reprice any increase in rental revenue will flow straight to our bottom line.”

Investors’ Conference Call and Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Thursday, November 9, 2017 to discuss Textainer’s third quarter 2017 results. An archive of the Webcast will be available one hour after the live call through November 9, 2018. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 45846250. To access the live Webcast or archive, please visit Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.2 million TEU in our owned and managed fleet. We lease containers to approximately 300 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 120,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and more than 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that profitability will continue going forward and it will be able to take advantage of the market environment (ii)  Textainer’s projection that containers leased at today’s rates will provide returns-on-equity in the mid-teens (iii) Textainer’s expectation that the tax benefit recorded in the third quarter will be largely offset by a tax expense in the fourth quarter (iv) Textainer’s belief that new container production will be constrained and new container prices will not decrease in the coming quarters due to the challenges of using waterborne paint during the winter months and possible increases in component costs (v) Textainer’s expectation that both rental rates and sales prices will remain around current levels (vi) Textainer’s expectation that should current market conditions continue going forward, its revenue will increase due to container trade growth and due to the repricing of maturing leases which are at rates below the current market. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three and Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2017		2016 (a)		2017		2016 (a)
Revenues:
Lease rental income		$112,195		$110,905		$328,591		$353,718
Management fees		4,193		3,136		10,949		9,774
Trading container sales proceeds		1,237		4,139		4,089		9,103
Gain on sale of containers, net		7,975		2,195		17,905		3,441
Total revenues		125,600		120,375		361,534		376,036
Operating expenses:
Direct container expense		11,026		15,691		45,574		44,869
Cost of trading containers sold		841		4,647		2,846		10,905
Depreciation expense		55,354		68,220		175,606		172,614
Container impairment		1,956		43,722		6,481		80,498
Amortization expense		1,151		1,370		3,047		4,116
General and administrative expense		7,232		6,147		21,886		19,912
Short-term incentive compensation expense		805		388		2,167		1,068
Long-term incentive compensation expense		1,473		1,458		4,254		4,564
Bad debt expense, net		757		18,077		1,117		21,063
Total operating expenses		80,595		159,720		262,978		359,609
Income from operations		45,005		(39,345)		98,556		16,427
Other (expense) income:
Interest expense		(30,069)		(21,256)		(88,386)		(61,243)
Write-off of unamortized deferred debt issuance costs and bond discounts		(238)		-		(7,466)		-
Interest income		191		103		408		282
Realized gains (losses) on interest rate swaps, collars and caps, net		154		(2,268)		(1,487)		(6,999)
Unrealized gains (losses) on interest rate swaps, collars and caps, net		151		7,157		1,213		(9,042)
Other, net		(4)		(4)		(1)		(9)
Net other expense		(29,815)		(16,268)		(95,719)		(77,011)
Income (loss) before income tax and noncontrolling interests		15,190		(55,613)		2,837		(60,584)
Income tax benefit (expense), net		4,783		3,170		(431)		2,353
Net income (loss)		19,973		(52,443)		2,406		(58,231)
Less: Net (income) loss attributable to the noncontrolling interests	(1,492)		5,708		(252)		5,880
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,481		$(46,735)		$2,154		$(52,351)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.33		$(0.83)		$0.04		$(0.93)
Diluted	$0.32		$(0.83)		$0.04		$(0.93)
Weighted average shares outstanding (in thousands):
Basic	56,823		56,591		56,806		56,580
Diluted	57,180		56,591		57,042		56,580
Other comprehensive income (loss):
Foreign currency translation adjustments		53		(80)		149		(82)
Comprehensive income (loss)		20,026		(52,523)		2,555		(58,313)
Comprehensive (income) loss attributable to the noncontrolling interests		(1,492)		5,708		(252)		5,880
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders		$18,534		$(46,815)		$2,303		$(52,433)

(a) Certain amounts for the periods ended September 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2017 and December 31, 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (a)
Assets
Current assets:
Cash and cash equivalents	$125,366	$84,045
Accounts receivable, net of allowance for doubtful accounts of $6,156 and $31,844 in 2017 and 2016, respectively	76,439	76,547
Net investment in direct financing and sales-type leases	59,542	64,951
Trading containers	2,367	4,363
Containers held for sale	22,340	25,513
Prepaid expenses and other current assets	12,101	13,584
Insurance receivable	14,884	44,785
Due from affiliates, net	959	869
Total current assets	313,998	314,657
Restricted cash	80,089	58,078
Containers, net of accumulated depreciation of $1,130,965 and $990,784 at 2017 and 2016, respectively	3,636,725	3,717,542
Net investment in direct financing and sales-type leases	139,437	172,283
Fixed assets, net of accumulated depreciation of $10,555 and $10,136 at 2017 and 2016, respectively	1,848	1,993
Intangible assets, net of accumulated amortization of $43,635 and $40,762 at 2017 and 2016, respectively	12,150	15,197
Interest rate swaps, collars and caps	5,095	4,816
Deferred taxes	1,390	1,385
Other assets	6,001	8,075
Total assets	$4,196,733	$4,294,026
Liabilities and Equity
Current liabilities:
Accounts payable	$8,113	$12,060
Accrued expenses	10,900	9,721
Container contracts payable	134,308	11,990
Other liabilities	242	265
Due to owners, net	11,956	18,132
Debt, net of unamortized deferred financing costs of $4,019 and $6,137 at 2017 and 2016, respectively	205,124	205,081
Total current liabilities	370,643	257,249
Debt, net of unamortized deferred financing costs of $21,378 and $10,267 at 2017 and 2016, respectively	2,616,064	2,833,216
Interest rate swaps, collars and caps	270	1,204
Income tax payable	8,952	9,076
Deferred taxes	6,187	6,237
Other liabilities	2,082	2,259
Total liabilities	3,004,198	3,109,241
Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,471,180 shares issued and 56,841,180 shares outstanding at 2017; 57,417,119 shares issued and 56,787,119 shares outstanding at 2016	575	575
Additional paid-in capital	395,975	390,780
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(367)	(516)
Retained earnings	746,390	744,236
Total Textainer Group Holdings Limited shareholders’ equity	1,133,424	1,125,926
Noncontrolling interest	59,111	58,859
Total equity	1,192,535	1,184,785
Total liabilities and equity	$4,196,733	$4,294,026

(a) Certain amounts as of December 31, 2016 have been restated for immaterial corrections related to the calculation of gain on sale of containers, net, to properly account for lease concessions and to reclassify debt balances to conform with the 2017 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2017	2016 (a)
Cash flows from operating activities:
Net income (loss)	$2,406	$(58,231)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	175,606	172,614
Container impairment	6,481	80,498
Bad debt expense, net	1,117	21,063
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(1,213)	9,042
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount	18,345	5,743
Amortization of intangible assets	3,047	4,116
Gain on sale of containers, net	(17,905)	(3,441)
Share-based compensation expense	4,701	5,056
Changes in operating assets and liabilities	3,869	(21,390)
Total adjustments	194,048	273,301
Net cash provided by operating activities	196,454	215,070
Cash flows from investing activities:
Purchase of containers and fixed assets	(57,717)	(382,533)
Proceeds from sale of containers and fixed assets	97,794	94,149
Receipt of payments on direct financing and sales-type leases, net of income earned	48,492	74,761
Insurance proceeds received for unrecoverable containers	12,466	8,195
Net cash provided by (used in) investing activities	101,035	(205,428)
Cash flows from financing activities:
Proceeds from debt	1,510,130	277,500
Principal payments on debt	(1,719,019)	(278,033)
Debt issuance costs	(25,911)	(1,679)
Issuance of common shares upon exercise of share options	494	—
Net tax benefit from share-based compensation awards	—	(110)
Dividends paid	—	(28,755)
Net cash used in financing activities	(234,306)	(31,077)
Effect of exchange rate changes	149	(82)
Net increase (decrease) in cash, cash equivalents and restricted cash	63,332	(21,517)
Cash, cash equivalents and restricted cash, beginning of the year	142,123	149,511
Cash, cash equivalents and restricted cash, end of the period	$205,455	$127,994

(a) Certain amounts for the period ended September 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net, to reclassify debt balances in order to conform with the 2017 presentation and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Nine Months Ended September 30, 2017 and 2016

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2017 and 2016, including:

(a)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax benefit (expense), net income (loss) attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;
(c)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (loss) (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax benefit (expense) and net income (loss) attributable to the NCI); and

(d)

net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income (loss) per diluted common share (defined as net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized deferred debt issuance costs and bond discounts, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax benefit (expense) and net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net loss, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net (loss) income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income (loss) per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income (loss) or adjusted net income (loss) per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016 (a)	2017	2016 (a)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income (loss):
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,481	$(46,735)	$2,154	$(52,351)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	238	—	7,466	—
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(151)	(7,157)	(1,213)	9,042
Impact of reconciling items on income tax (benefit) expense	1	117	(103)	(149)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	66	658	69	(1,100)
Adjusted net income (loss)	$18,635	$(53,117)	$8,373	$(44,558)
Reconciliation of adjusted net income (loss) per diluted common share:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.32	$(0.83)	$0.04	$(0.93)
Adjustments:
Write-off of unamortized deferred debt issuance costs and bond discounts	0.01	—	0.13	—
Unrealized (gains) losses on interest rate swaps, collars and caps, net	—	(0.12)	(0.02)	0.16
Impact of reconciling items on income tax (benefit) expense	—	—	—	—
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	—	0.01	—	(0.02)
Adjusted net income (loss) per diluted common share	$0.33	$(0.94)	$0.15	$(0.79)

(a) Certain amounts for the periods ended September 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016 (a)	2017	2016 (a)
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$18,481	$(46,735)	$2,154	$(52,351)
Adjustments:
Interest income	(191)	(103)	(408)	(282)
Interest expense	30,069	21,256	88,386	61,243
Write-off of unamortized deferred debt issuance costs and bond discounts	238	—	7,466	—
Realized (gains) losses on interest rate swaps, collars and caps, net	(154)	2,268	1,487	6,999
Unrealized (gains) losses on interest rate swaps, collars and caps, net	(151)	(7,157)	(1,213)	9,042
Income tax (benefit) expense	(4,783)	(3,170)	431	(2,353)
Net income (loss) attributable to the noncontrolling interests	1,492	(5,708)	252	(5,880)
Depreciation expense	55,354	68,220	175,606	172,614
Container impairment	1,956	43,722	6,481	80,498
Amortization expense	1,151	1,370	3,047	4,116
Impact of reconciling items on net loss attributable to the noncontrolling interests	(2,856)	(6,727)	(9,761)	(14,961)
Adjusted EBITDA	$100,606	$67,236	$273,928	$258,685
Net cash provided by operating activities			$196,454	$215,070
Adjustments:
Bad debt expense, net			(1,117)	(21,063)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discount			(18,345)	(5,743)
Gain on sale of containers, net			17,905	3,441
Share-based compensation expense			(4,701)	(5,056)
Interest income			(408)	(282)
Interest expense			88,386	61,243
Write-off of unamortized deferred debt issuance costs and bond discounts			7,466	—
Realized losses on interest rate swaps, collars and caps, net			1,487	6,999
Income tax expense (benefit)			431	(2,353)
Changes in operating assets and liabilities			(3,869)	21,390
Impact of reconciling items on net loss attributable to the noncontrolling interests			(9,761)	(14,961)
Adjusted EBITDA			$273,928	$258,685

(a) Certain amounts for the periods ended September 30, 2016 have been restated for immaterial corrections of identified errors pertaining to the calculation of gain on sale of containers, net and for the adoption of Accounting Standards Update No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2017

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer